Mail Stop 6010

July 6, 2007

Mr. Dennis LaVorgna
Chief Financial Officer
VOS International, Inc.
13000 Danielson Street, Suite J
Poway, California 92064

> **RE:** **VOS International, Inc.**
> **Form 10-KSB for the year ended September 30, 2006**
> **File No. 0-27145**

Dear Mr. LaVorgna:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended September 30, 2006

Statement of Operations, page 16

1.   Please revise future filings to remove the stock-based compensation line item
        from the face of your statements of operations and, instead, reflect the amounts in
        the appropriate captions of the statements. As indicated in SAB Topic 14-F, you
        may present the related stock-based compensation expenses in a parenthetical
        note to the appropriate income statement line items. That guidance also indicates
        that you may present the information in the notes to the financial statements or
        within MD&A.

Note 2 – Summary of Significant Accounting Policies, page 20

Revenue Recognition and Deferred Revenue, page 21

2.   We note your disclosure that "the company recognizes revenue when a sale is
        completed." Please revise future filings to describe the material terms and
        conditions of your revenue generating transactions. Please revise your disclosure
        in future filings to address the revenue recognition criteria specified in SAB 104
        and any other relevant literature.

Note 6 – Related Party Transaction, page 22

3.   We note that your related party note holder has agreed not to accrue interest on
        the outstanding note. If material, please revise future filings to record interest
        forgiven on the note.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3616 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Kevin L. Vaughn, Branch Chief, at (202) 551-3643 with any other questions.

Sincerely,

Lynn Dicker
Reviewing Accountant